Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2021, the EUR/USD exchange rate as published by the European Central Bank was 1.1326 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2021	5,840,045	1,330,068	5,533,793	368,792	1,893,223	2,795,680	5,391,369	10,379,295
2020	5,822,763	1,328,976	5,525,292	364,134	1,907,675	2,794,090	5,367,580	10,327,589
2019	5,806,081	1,324,820	5,517,919	356,991	1,919,968	2,794,184	5,328,212	10,230,185
Nominal GDP (EUR millions)
2021	n/a	n/a	n/a	n/a	n/a	55,411.3	n/a	n/a
2020	312,516.6	26,834.5	236,032.0	19,025.2	29,511.0	49,507.2	318,051.2	475,431.5
2019	310,475.6	27,732.3	239,852.0	22,200.8	30,647.2	48,859.0	361,734.6	476,869.5

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Nominal GDP (EUR per capita)
2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2020	53,600	20,190	42,680	51,910	15,530	17,710	59,130	45,920
2019	53,370	20,930	43,440	61,570	16,020	17,490	67,640	46,390
Real GDP Growth Rate(1) (in %)
2021	n/a	n/a	n/a	n/a	n/a	4.8	n/a	n/a
2020	-2.1	-3.0	-2.8	-6.5	-3.6	-0.1	-0.7	-2.9
2019	2.1	4.1	1.2	2.4	2.5	4.6	0.7	2.0
Harmonized Consumer Price Index – Inflation Rate(2) (in %)
2021	1.9	4.5	2.1	3.7	3.2	4.6	3.9	2.7
2020	0.3	-0.6	0.4	1.2	0.1	1.1	1.2	0.7
2019	0.7	2.3	1.1	2.0	2.7	2.2	2.3	1.7
Industrial Product Price Index(3) (in %)
2021	13.6	12.5	12.9	n/a	13.1	9.6	37.7	10.3
2020	-2.7	-2.5	-4.9	n/a	-1.9	-8.9	-10.2	-3.4
2019	-0.7	-0.2	0.4	n/a	1.7	-0.1	-3.6	3.2
Unemployment (in %)
2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2020	5.6	7.0	7.8	5.5(8)	8.1	8.5	4.4	8.3
2019	5.0	4.5	6.7	3.5	6.3	6.3	3.7	6.8

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Balance of Payments (4) (5) (EUR millions)
2021	7,495.7	86.6	1,957.0	87.7	-506.0	-18.9	14,328.1	6,177.4
2020	4,860.5	-689.1	3,502.0	137.9	619.0	1,036.1	40.8	7,113.94
2019	7,848.5	157.8	2,057.0	386.6	184	996.6	835.5	5,075.1
Public Finance (6) (EUR millions)
2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2020	-572.2	-1,501.8	-12,918.0	n/a	-1,328.1	-3,569.2	n/a	-13,410.3
2019	12,617.4	33.8	-2,252.0	n/a	-174.1	231.4	n/a	2,691.2
Public Debt (7) (5) (in %)
2021	39.5	19.6	68.7	n/a	43.6	45.1	n/a	36.1
2020	42.1	19.0	69.6	n/a	43.2	46.6	n/a	39.7
2019	33.6	8.6	59.6	n/a	36.7	35.9	n/a	34.9

Source: Eurostat.

n/a	Not available.
(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account.
(5)	Amounts shown are for Q3 for 2021, Q4 not available.
(6)	Deficit or surplus.
(7)	Public debt as a percentage of GDP.
(8)	Break in time series.
(9)	Estimated